UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2004

Commission File Number 000-31102

                                  Hemosol Inc.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

             2585 Meadowpine Boulevard, Mississauga, Ontario L5N 8H9
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F   X   Form 40-F
                                                  ---            ---
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes       No  X
    ---      ---
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): 82-___________________.

                The following is included in this Report on Form 6-K:

                     1. Press release dated January 2, 2004.

                                  HEMOSOL INC.
--------------------------------------------------------------------------------
MEDIA RELEASE
--------------------------------------------------------------------------------

                HEMOSOL TO RETAIN NASDAQ NATIONAL MARKET LISTING

TORONTO, ON, JANUARY 2, 2004 - Hemosol Inc. (NASDAQ: HMSL, TSX: HML) today announced that it has received notice from a Nasdaq Listing Qualifications Panel that it had regained compliance with The Nasdaq National Market's minimum bid price requirement by demonstrating a closing bid price on Nasdaq of at least US$1.00 per share for the twelve consecutive business days ended December 19, 2003. Accordingly, the Panel determined to continue the listing of the Company's common shares on Nasdaq.

           "We are very pleased that our Nasdaq listing will continue as The Nasdaq National Market is an important trading forum for our U.S. shareholders," said Lee Hartwell, President & CEO Hemosol Inc.

           The recent determination by the Panel follows a determination by Nasdaq in October 2003 that the Company was not in compliance with the minimum bid price of US$1.00 per share (which is a requirement for continued listing on Nasdaq) and that the Company's common shares were subject to delisting from Nasdaq. At that time, the Company requested a hearing before the Panel to request that it be given an additional six month period to achieve compliance with the minimum bid price requirement based on Nasdaq's proposed changes to Marketplace Rule 4450(e)(2). Throughout the period, Hemosol's common shares remained listed and continued to be traded on Nasdaq.

PRELIMINARY PROSPECTUS

           On December 31, 2003 the Company filed a preliminary short form prospectus with the Ontario Securities Commission and the Alberta Securities Commission to qualify the distribution of the common shares and warrants underlying the offering of special warrants that was completed on November 28, 2003. Hemosol issued 7,841,800 special warrants at a purchase price of $0.75 per special warrant for gross proceeds of $5,881,350. Each special warrant will entitle the holder to acquire, at no additional cost, one common share and one half of one warrant. Each whole warrant will entitle the holder to purchase one common share for $0.90 at any time for a period of 36 months following the closing, unless the volume weighted average share price of a Hemosol common share is $2.25 or more for 20 consecutive trading days, in which case the warrants must be exercised within 30 days of the date of notice by Hemosol of such event.

SPECIAL MEETING OF SHAREHOLDERS

           On January 22, 2004, the Company will hold a special meeting of shareholders at 10:00 am (EST) at the TSX Broadcast Center, Gallery Room, 130 King Street West, Toronto, Ontario. At the meeting, shareholders will be asked to consider and, if deemed appropriate, to approve:

           (1) the Company issuing or making issuable up to 50% of its issued and outstanding common shares on a private placement basis - a portion of which are related to the offering of special warrants that was completed on November 28, 2003; and

           (2) the consolidation of the Company's common shares on the basis of a ratio within the range of one post-consolidation common share for each two pre-consolidation common shares (1-for-2) to one post-consolidation common share for each four pre-consolidation common shares (1-for-4). The approval being sought at the meeting will not immediately result in the consolidation of Hemosol's common shares, rather, it will permit the Board of Directors to select the appropriate consolidation ratio and implement the consolidation, should it determine that it would be in the best interests of the Company and its shareholders to do so, at any time prior to January 22, 2005.

           An information circular providing full details on the matters to be considered at the meeting was mailed to shareholders on December 29, 2003.

           This press release does not constitute an offer or invitation to subscribe for or purchase any securities in the United States or by any U.S. person. The securities offered have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States or to a U.S. person absent registration or an applicable exemption from registration requirements.

ABOUT HEMOSOL INC.

Hemosol is a biopharmaceutical company focused on the development and manufacturing of biologics, particularly blood-related proteins. The Company has a broad range of novel therapeutic products in development, including HEMOLINK(TM) [hemoglobin raffimer], an oxygen therapeutic designed to rapidly and safely improve oxygen delivery via the circulatory system. Hemosol also is developing additional oxygen therapeutics, a hemoglobin-based drug delivery platform to treat diseases such as hepatitis C and cancers of the liver, and a cell therapy program initially directed to the treatment of cancer. Hemosol intends to leverage its expertise in manufacturing blood proteins and its state-of-the-art Meadowpine manufacturing facility to seek additional strategic growth opportunities.

Hemosol Inc.'s common shares are listed on The Nasdaq National Market under the trading symbol "HMSL" and on the Toronto Stock Exchange under the trading symbol "HML".

HEMOLINK is a registered trademark of Hemosol Inc.

Certain statements concerning Hemosol's future prospects are "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to successfully complete clinical trials for its products; technical or manufacturing or distribution issues; the competitive environment for Hemosol's products; the degree of market penetration of Hemosol's products; Hemosol's ability to obtain sufficient financing to complete clinical development of its products; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

Contact:   JASON HOGAN
           Investor & Media Relations
           416 361 1331
           800 789 3419
           416 815 0080 fax
           ir@hemosol.com
           www.hemosol.com
           ---------------

                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      HEMOSOL INC.



Date:      January 5, 2004            By:       /s/ Lee D. Hartwell
                                         ---------------------------------------
                                         Name:  Lee D. Hartwell
                                         Title: President and Chief Executive
                                                Officer